SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

[redacted]

08003226

SEC Mail Processing Section

JUN - 4 2008

Washington, DC
110

BY COURIER

2 June 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 30 May 2008 which we released to The Stock Exchange of Hong Kong Limited on 30 May 2008 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

PROCESSED
JUN 17 2008
THOMSON REUTERS

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Vannay Lau
Assistant Company Secretary

Encl

c.c. J P Morgan
- Mr. King Ho

6/16

E:\m\SA\SHMB\Overseas Regulatory Ann\Renew insurance\2008\ltr.doc1

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉（亞洲）有限公司*
website: http://www.ir.shangri-la.com
(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has on 30 May 2008 released to Bursa Malaysia an announcement (the "Announcement") in relation to the renewal of 2008 insurance policies of SHMB. The Announcement is attached for information purpose only.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Kuok Khoon Loong, Edward
Mr. Lui Man Shing
Mr. Giovanni Angelini

Non-Executive Directors
Madam Kuok Oon Kwong
Mr. Ho Kian Guan
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man
Mr. Michael Wing-Nin Chiu

Hong Kong, 30 May 2008

* *for identification purpose only*

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

Type	:	Announcement
Subject	:	CHAPTER 10.08 - RELATED PARTY TRANSACTIONS RENEWAL OF 2008 INSURANCE POLICIES WITH JERNEH INSURANCE BERHAD
Contents	:	We wish to announce that Shangri-La Hotels (Malaysia) Berhad ("SHMB") and its subsidiary companies have renewed their 2008 annual insurance policies with Jerneh Insurance Berhad ("JIB").

1. INFORMATION ON JIB

JIB was incorporated in Malaysia on 5 August 1970 and has an issued and paid-up share capital of RM100 million. JIB commenced operations in April 1971 and is principally involved in the general insurance business. The 80% holding company of JIB is Jerneh Asia Berhad ("JAB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia").

2. DETAILS OF THE TRANSACTIONS

The details of the 2008 Insurance Policies renewed with JIB is shown in Table A below.

The coverage under the insurance policies with JIB are in respect of the following:-
a. fire insurance for buildings, plant and machinery, other fixed assets and consequential loss;
b. group personal accident and group hospitalisation and surgical insurance;
c. other miscellaneous insurance including public liability, all risks, money, employers' liability workmen's compensation and fidelity guarantee insurance.

The transactions were entered into on an arm's length basis on normal commercial terms and competitive rates and are on terms not more favourable than those generally available to the public and are not detrimental to the minority shareholders of the Company.

The total premium for the year 2008 of RM2,067,586 represents 0.29% of the Group's shareholders' equity amounting to RM722.615 million as at 31 December 2007 and does not exceed 5% of any of the percentage ratios prescribed under Chapter 10 of the Listing Requirements of Bursa Malaysia.

3. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

Madam Kuok Oon Kwong, who is a Director of SHMB is deemed interested in the transactions as Madam Kuok, together with persons connected to her have more than 15% interests in Kuok Brothers Sdn Bhd, which is a substantial shareholder of JAB with 37.03% interest. Madam Kuok Oon Kwong's shareholdings in SHMB and JAB is shown in Table B below.

Save as disclosed above, insofar as the Directors of SHMB are aware, none of the other Directors and substantial shareholders and persons connected to them are interested directly or indirectly, in the transactions whereby their interests will result in the transactions being regarded as related party transactions under the Listing Requirements of Bursa Malaysia.

Announcement Details :

TABLE A

Renewal of 2008 Insurance Policies with JIB

Name of Company / Subsidiaries		**Total Sum Insured (RM)**	**Total Premium (RM)**
SHMB		312,028,506	446,154
Golden Sands Beach Resort Sdn Bhd	(100%)	206,257,812	323,684
Komtar Hotel Sdn Bhd	(60%)	211,205,062	252,625
Shangri-La Hotel (KL) Sdn Bhd	(100%)	514,483,951	556,278
Pantai Dalit Beach Resort Sdn Bhd ("PDBR")	(75%)	238,621,546	260,706
Dalit Bay Golf & Country Club Berhad (100% subsidiary of PDBR)	(75%)	18,541,787	62,760
UBN Tower Sdn Bhd	(100%)	156,939,687	116,977
UBN Holdings Sdn Bhd	(100%)	4,520,000	3,056
Pantai Emas Sdn Bhd	(100%)	11,029,600	45,346
		1,673,627,951	**2,067,586**

TABLE B

Director's shareholding in SHMB and JAB

Name of Director	**No. of SHMB shares of RM1.00 each**				**No. of JAB shares of RM1.00 each**			
	Direct	%	Indirect	%	Direct	%	Indirect	%
Kuok Oon Kwong	-	-	10,000	*negligible*	-	-	-	-

END